

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

**Via E-mail**
Kevin P. Stevenson
Chief Financial and Administrative Officer
Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
Norfolk, VA 23502

> **Re:     Portfolio Recovery Associates, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 000-50058**

Dear Mr. Stevenson:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings.  Confirm in writing that you will do so and also explain to us how you intend to comply.  If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 29

1. We note the language "[e]xcluding the above TCPA matter and other matters, the high end of the range of potential litigation losses in excess of our established liability is currently estimated by management to be less than $1,000,000.  Describe the "other matters" which are not included in your estimate  In addition, clarify whether your belief that "proceedings currently pending against [you] should not, either individually or in the aggregate, have a material adverse impact on [your] financial condition" pertains to the matters that fall outside your routine legal proceedings.

<u>Definitive Proxy Statement Incorporated by Reference Into Part III</u>

<u>Compensation Discussion And Analysis, page 26</u>

<u>Annual Bonus Plan Awards, page 34</u>

2. We note that you reported Annual Bonus Program awards as non-equity incentive plan compensation whereas in previous years you reported these payments as bonuses. Please explain how you determined that these payments are properly characterized as non-equity incentive plan compensation citing all relevant guidance. Specifically address the discretion the compensation committee enjoys in determining eventual payments as well as the fact that the committee did "not apply any specific numerical formula in determining the bonuses awarded" for fiscal 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director